FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following regulated information, disseminated pursuant to DTR6.3.5, comprises the scrip dividend circular for the second interim dividend for 2014 which was sent to shareholders of HSBC Holdings plc on 3 September 2014. A copy of the scrip dividend circular is available at www.hsbc.com/dividends.

14 September 2014
ISSUANCE OF PERPETUAL SUBORDINATED CONTINGENT CONVERTIBLE SECURITIES

HSBC Holdings plc (the "Company") intends to issue the following Perpetual Subordinated Contingent Convertible Securities (together, the "Securities") on 17 September 2014 (the "Issue Date"):

- US$2,250,000,000 6.375% Perpetual Subordinated Contingent Convertible Securities (Callable September 2024 and Every Five Years Thereafter) (ISIN US404280AS86) (the "6.375% Securities"); and

- US$1,500,000,000 5.625% Perpetual Subordinated Contingent Convertible Securities (Callable January 2020 and Every Five Years Thereafter) (ISIN US404280AR04) (the "5.625% Securities").

The Securities are expected to be admitted to the Official List and to trading on the Global Exchange Market of the Irish Stock Exchange within 30 days of the Issue Date. The denominations of the Securities will be US$200,000 and integral multiples of US$1,000 in excess thereof.

The Securities are issued pursuant to an indenture dated 1 August 2014, as supplemented and amended by a first supplemental indenture, with respect to the 5.625% Securities (the "5.625% Securities Indenture"), and a second supplemental indenture, with respect to the 6.375% Securities (the "6.375% Securities Indenture" and, together with the 5.625% Securities Indenture, the "Securities Indentures"), both of which are expected to be entered into on the Issue Date. The Company has filed with the Securities and Exchange Commission (the "SEC") a registration statement (including a prospectus dated 31 July 2014 (the "Base Prospectus")) and a prospectus supplement dated 10 September 2014 (the "Prospectus Supplement") in connection with the offering of the Securities. Descriptions of the terms of the Securities are qualified in their entirety by the Base Prospectus and the Prospectus Supplement, each of which is available on the SEC's website at http://www.sec.gov.

Subscription

Placing agents

6.375% Securities:	HSBC Securities (USA) Inc. (the "6.375% Securities Sole Structuring Adviser and Book-Running Manager")

BNP Paribas Securities Corp. Credit Suisse Securities (USA) LLC RBS Securities Inc. Santander Investment Securities Inc. Wells Fargo Securities, LLC

BMO Capital Markets Corp.
CIBC World Markets Corp.
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. LLC
Scotia Capital (USA) Inc.
TD Securities (USA) LLC
(together the "6.375% Securities Managers")

5.625% Securities:	HSBC Securities (USA) Inc. (together with the 6.375% Securities Sole Structuring Adviser and Book-Running Manager, the "Securities Sole Structuring Adviser and Book-Running Manager" )

Commerz Markets LLC Credit Agricole Securities (USA) Inc. Danske Markets Inc. ING Financial Markets LLC SG Americas Securities, LLC

Lloyds Securities Inc.
Mizuho Securities USA Inc.
nabSecurities, LLC
Natixis Securities Americas LLC
SMBC Nikko Securities America, Inc.
UBS Securities LLC
(together the "5.625% Securities Managers" ", and together with the 6.375% Securities Managers, the "Securities Managers")

Securities Terms Agreement

The Company and the Securities Sole Structuring Adviser and Book-Running Manager (on behalf of the Securities Managers) have entered into a Terms Agreement (which incorporates by reference an Underwriting Agreement - Standard Provisions) dated as of 10 September 2014 in relation to the Securities (the "Securities Terms Agreement"). Pursuant to the Securities Terms Agreement and subject to fulfilment of the conditions set out below in the section headed "Conditions precedent to the purchase", the Securities Managers have agreed severally and not jointly to purchase the respective amounts of Securities set forth in Schedule II of the Securities Terms Agreement, to be issued by the Company on the Issue Date in an aggregate principal amount of US$2,250,000,000, with respect to the 6.375% Securities, and US$1,500,000,000, with respect to the 5.625% Securities.

Conditions precedent to the purchase

The Securities Managers' obligations to purchase and pay for the Securities on the Issue Date are subject to the satisfaction of a number of conditions as of the time of payment of the Securities (the "Closing Time"), including:
(a) the absence of any stop order suspending the effectiveness of the Company's registration statement on Form F-3 (or pending or contemplated proceeding for such purpose);
(b) the absence of any material adverse change in the financial condition, earnings or general affairs of the Company and its subsidiaries;
(c) the Company's compliance in all material respects with all agreements, and satisfaction of all conditions, pursuant to the Securities Terms Agreement and the Securities Indentures;
(d) the accuracy in all material respects of the representations and warranties of the Company contained in the Securities Terms Agreement as of the Closing Time;
(e) the absence of a downgrade in the rating accorded to the Securities by certain rating agencies;
(f) the absence of any change in US or UK taxation directly and materially adversely affecting US purchasers of the Securities or the imposition of exchange controls by the United States or the United Kingdom directly and materially affecting the Company's ability to pay interest or dividends in US dollars; and
(g) the timely filing of certain required disclosure documents with the SEC.

Subscribers

The Company intends to offer and sell the Securities to no less than six independent placees (who will be independent individual, corporate and/or institutional investors). To the best of the Directors' knowledge, information and belief, each of the placees (and their respective ultimate beneficial owners) will be third parties independent of the Company and are not connected with the Company and its connected persons (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "SEHK") (the "Hong Kong Listing Rules")).

Principal terms of the Securities

The principal terms of the Securities are summarised as follows:

As used in this section, (i) the "Securities" means either the 6.375% Securities or the 5.625% Securities, as applicable, and (ii) a "Reset Date" means either a 6.375% Securities Reset Date or a 5.625% Securities Reset Date, as applicable.

Issuer	The Company

Aggregate principal amount	US$2,250,000,000, with respect to the 6.375% Securities US$1,500,000,000, with respect to the 5.625% Securities

Maturity date	Perpetual

Issue price	100 per cent. of the aggregate principal amount

Interest
Interest on the 6.375% Securities will be a rate per annum equal to (i) 6.375%, from (and including) the Issue Date to (but excluding) 17 September 2024 and (ii) the sum of 3.705% and the applicable Mid-Market Swap Rate on the relevant Reset Determination Date, from (and including) each 6.375% Securities Reset Date to (but excluding) the immediately following 6.375% Securities Reset Date.
Interest on the 5.625% Securities will be a rate per annum equal to (i) 5.625%, from (and including) the Issue Date to (but excluding) 17 January 2020 and (ii) the sum of 3.626% and the applicable Mid-Market Swap Rate on the relevant Reset Determination Date, from (and including) each 5.625% Securities Reset Date to (but excluding) the immediately following 5.625% Securities Reset Date.
The "Mid-Market Swap Rate" means the rate for US dollar swaps with a five-year term commencing on the relevant Reset Date which appears on Bloomberg page "ISDA 01" (or such other page as may replace such page on Bloomberg, or such other page as may be nominated by the person providing or sponsoring the information appearing on such page for purposes of displaying comparable rates) (the "relevant screen page") as at approximately 11:00 a.m. (New York time) on the relevant Reset Determination Date, all as determined by the calculation agent.

Reset Date & Reset Determination Date
With respect to the 6.375% Securities, 17 September 2024 and each fifth anniversary date thereafter (each such date, a "6.375% Securities Reset Date").
With respect to the 5.625% Securities, 17 January 2020 and each fifth anniversary date thereafter (each such date, a "5.625% Securities Reset Date").
The "Reset Determination Dates" shall be the second business day immediately preceding a Reset Date.

Interest payment dates
With respect to the 6.375% Securities, semi-annual on each 17 March and 17 September, commencing 17 March 2015, subject to cancellation or deemed cancellation as described in the Prospectus Supplement.
With respect to the 5.625% Securities, semi-annual on each 17 January and 17 July, commencing 17 January 2015, subject to cancellation or deemed cancellation as described in the Prospectus Supplement.

Interest cancellation
The Company will have sole and absolute discretion at all times and for any reason to cancel (in whole or in part) any interest payment that would otherwise be payable on any interest payment date.
In addition, the terms of the Securities restrict the Company from making interest payments in certain circumstances, including where the Company would not be solvent at the time of such interest payment, in which case the interest payment will be deemed to have been cancelled.

Automatic Conversion
If a Capital Adequacy Trigger Event occurs, then an Automatic Conversion will occur without delay (but no later than one month following either (i) the Ordinary Reporting Date, if a Capital Adequacy Trigger Event has occurred as of a Quarterly Financial Period End Date, or (ii) the Extraordinary Calculation Date, if a Capital Adequacy Trigger Event has occurred as of such date).
An "Automatic Conversion" is the irrevocable and automatic release of all of the Company's obligations under the Securities in consideration of the Company's issuance of the Conversion Shares to the Conversion Shares Depository (or to the relevant recipient in accordance with the terms of the Securities) (on behalf of the securityholders) on the date on which the Automatic Conversion will take place, or has taken place, as applicable (such date, the "Conversion Date"), all in accordance with the terms of the 6.375% Securities or 5.625% Securities, as applicable, and the 6.375% Securities Indenture or the 5.625% Securities Indenture, as applicable.
After a Capital Adequacy Trigger Event, subject to certain conditions, the Company expects the Conversion Shares Depository to deliver to the securityholders on the settlement date (as determined pursuant to the terms of the 6.375% Securities Indenture or the 5.625% Securities Indenture, as applicable) either (i) Conversion Shares or (ii) if the Company elects, in its sole and absolute discretion, that a Conversion Shares Offer be made, the Conversion Shares Offer Consideration.
"Conversion Shares Depository" means a financial institution, trust company, depository entity, nominee entity or similar entity to be appointed by the Company on or prior to any date when a function ascribed to the Conversion Shares Depository in the 6.375% Securities Indenture or the 5.625% Securities Indenture, as applicable, is required to be performed, to perform such functions and which, as a condition of such appointment, such entity will be required to undertake, for the benefit of the securityholders, to hold the Conversion Shares (and any Conversion Shares Offer Consideration) on behalf of such securityholders in one or more segregated accounts, unless otherwise required for the purposes of the Conversion Shares Offer and, in any event, on terms consistent with the 6.375% Securities Indenture or the 5.625% Securities Indenture, as applicable.

Conversion Shares & Conversion Price
"Conversion Shares" means the Company's ordinary shares (the "Ordinary Shares") to be issued to the Conversion Shares Depository (or to the relevant recipient in accordance with the terms of the Securities) following an Automatic Conversion, which ordinary shares will be in such number as is determined by dividing the aggregate principal amount of the Securities outstanding immediately prior to the Conversion Date by the Conversion Price rounded down, if necessary, to the nearest whole number of ordinary shares.
The "Conversion Price" is fixed initially at $4.35578 and is subject to certain anti-dilution adjustments as described below.
Assuming that there is no adjustment to the Conversion Price, the maximum number of the Ordinary Shares that may be issued upon an Automatic Conversion of the 6.375% Securities is 516,555,014.
Assuming that there is no adjustment to the Conversion Price, the maximum number of the Ordinary Shares that may be issued upon an Automatic Conversion of the 5.625% Securities is 344,370,009.

Ranking of Conversion Shares:
The Conversion Shares issued following an Automatic Conversion will in all respects rank pari passu with the fully paid Ordinary Shares in issue on the Conversion Date, except in any such case for any right excluded by mandatory provisions of applicable law, and except that the Conversion Shares so issued will not rank for (or, as the case may be, the relevant securityholder will not be entitled to receive) any rights, distributions or payments, the entitlement to which falls prior to the Conversion Date.

Capital Adequacy Trigger Event
A "Capital Adequacy Trigger Event" shall occur if the end-point CET1 Ratio as of any Quarterly Financial Period End Date or Extraordinary Calculation Date, as the case may be, is less than 7.0% on such date.
"end-point CET1 Ratio" means, as at any date, the ratio of CET1 Capital to the Risk Weighted Assets, in each case as of such date, expressed as a percentage.
"CET1 Capital" means, as of any date, the sum, expressed in US dollars, of all amounts that constitute common equity Tier 1 capital of HSBC Holdings together with its subsidiary undertakings (the "HSBC Group") as of such date, less any deductions from common equity Tier 1 capital required to be made as of such date, in each case as calculated by the Company on a consolidated basis and without applying the transitional provisions set out in Part Ten of the CRR in accordance with the Relevant Rules applicable to the Company as at such date (which calculation will be binding on the trustee, the paying agent and the securityholders). For the purposes of this definition, the term "common equity Tier 1 capital" will have the meaning assigned to such term in CRD IV (as the same may be amended or replaced from time to time) as interpreted and applied in accordance with the Relevant Rules then applicable to the HSBC Group or by the PRA (or any successor entity primarily responsible for the Company's prudential supervision) (the "Relevant Regulator").
"Risk Weighted Assets" means, as of any date, the aggregate amount, expressed in US dollars, of the risk weighted assets of the HSBC Group as of such date, as calculated by the Company on a consolidated basis and without applying the transitional provisions set out in Part Ten of the CRR in accordance with the Relevant Rules applicable to the Company as at such date (which calculation will be binding on the trustee, the paying agent and the securityholders). For the purposes of this definition, the term "risk weighted assets" means the risk weighted assets or total risk exposure amount, as calculated by the Company in accordance with the Relevant Rules.
"Quarterly Financial Period End Date" means the last day of each fiscal quarter.
"Extraordinary Calculation Date" means any business day (other than a Quarterly Financial Period End Date) on which the end-point CET1 Ratio is calculated upon the instruction of the Relevant Regulator or at the Company's discretion.
"CRD IV" means, taken together, (i) the CRR, (ii) the CRD and (iii) the Capital Instruments Regulations.
"CRR" means regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions and investment firms and amending regulation (EU) No 648/2012, and any successor regulation.
"CRD" means directive 2013/36/EU of the European Parliament and of the Council of June 26, 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, amending Directive 2002/87/EC and repealing Directives 2006/48/EC and 2006/49/EC, and any successor directive.
"Capital Instruments Regulations" means any regulatory capital rules, regulations or standards which are in the future applicable to the Company (on a solo or consolidated basis and including any implementation thereof or supplement thereto by the UK Prudential Regulation Authority (or any successor entity) (the "PRA") from time to time) and which lay down the requirements to be fulfilled by financial instruments for inclusion in the Company's regulatory capital (on a solo or consolidated basis) as required by (i) the CRR and/or (ii) the CRD, including (for the avoidance of doubt) any regulatory technical standards issued by the European Banking Authority.
"Relevant Rules" means, at any time, the laws, regulations, requirements, guidelines and policies relating to capital adequacy (including, without limitation, as to leverage) then in effect in the United Kingdom including, without limitation to the generality of the foregoing, any delegated or implementing acts (such as regulatory technical standards) adopted by the European Commission and any regulators, requirements, guidelines and policies relating to capital adequacy adopted by the Relevant Regulator from time to time (whether or not such requirement, guidelines or policies are applied generally or specifically to the Company or to the Company and any of the Company's holding or subsidiary companies or any subsidiary of any such holding company).

Conversion Shares Offer
The Company may elect, at its sole and absolute discretion, that the Conversion Shares Depository make an offer of all or some of the Conversion Shares issued in connection with the 6.375% Securities or the 5.625% Securities, as applicable, to all or some of the Company's ordinary shareholders at a cash price per Conversion Share equal to the Conversion Shares Offer Price, subject to certain conditions.
The "Conversion Shares Offer Price" is fixed initially at £2.70 and is subject to certain anti-dilution adjustments as described below.

Conversion Shares Offer Consideration
"Conversion Shares Offer Consideration" means in respect of each Security (i) if all the Conversion Shares are sold in the Conversion Shares Offer, the pro rata share of the cash proceeds from such sale attributable to such Security converted from sterling (or any such other currency in which the Ordinary Shares are denominated) into US dollars at the prevailing rate (as calculated pursuant to the 6.375% Securities Indenture or the 5.625% Securities Indenture, as applicable) as of the date that is three Depository Business Days prior to the relevant settlement date as determined by the Conversion Shares Depository (less the pro rata share of any foreign exchange transaction costs) (the "pro rata cash component"), (ii) if some but not all of the Conversion Shares are sold in the Conversion Shares Offer, (x) the pro rata cash component and (y) the pro rata share of the Conversion Shares not sold pursuant to the Conversion Shares Offer attributable to such Security rounded down to the nearest whole number of Conversion Shares, and (iii) if no Conversion Shares are sold in a Conversion Shares Offer, the relevant Conversion Shares attributable to such Security rounded down to the nearest whole number of Conversion Shares, subject in the case of (i) and (ii)(x) above to deduction from any such cash proceeds of an amount equal to the pro rata share of any stamp duty, stamp duty reserve tax, or any other capital, issue, transfer, registration, financial transaction or documentary tax that may arise or be paid as a consequence of the transfer of any interest in the Conversion Shares to the Conversion Shares Depository (or the relevant recipient in accordance with the terms of the Securities) in order for the Conversion Shares Depository (or the relevant recipient in accordance with the terms of the Securities) to conduct the Conversion Shares Offer.
"Depository Business Day" means a day on which the Conversion Shares Depository is open for general business.

Adjustments to the Conversion Price and the Conversion Shares Offer Price
The Conversion Price and Conversion Shares Offer Price will be adjusted upon the occurrence of the following events: (i) a consolidation, reclassification or subdivision of the Ordinary Shares, (ii) an issuance of Ordinary Shares in certain circumstances by way of capitalisation of profits or reserves, (iii) certain issues of rights for the Ordinary Shares, (iv) an Extraordinary Dividend or (v) a Qualifying Takeover Event, in each case only in the situations and to the extent provided in the 6.375% Securities Indenture or the 5.625% Securities Indenture, as applicable.
Adjustments are not required for every corporate or other event that may affect the market price of the Conversion Shares and an Independent Financial Adviser may make modifications as it determines to be appropriate.

Optional Redemption
The 6.375% Securities and the 5.625% Securities may be redeemed in whole (but not in part) at the option of the Company in its sole discretion on any 6.375% Securities Reset Date or 5.625% Securities Reset Date, respectively, at a redemption price equal to 100% of the principal amount plus any accrued and unpaid interest to (but excluding) the date of redemption (which interest will exclude any interest that is cancelled or deemed to have been cancelled).

Special Event Redemption
The Securities may be redeemed in whole (but not in part) at the option of the Company upon the occurrence of a Tax Event or a Regulatory Event. In each case, the redemption price will be equal to 100% of the principal amount plus any accrued and unpaid interest to (but excluding) the date of redemption (which interest will exclude any interest that is cancelled or deemed to have been cancelled).
A "Tax Event" shall be deemed to have occurred if at any time the Company determines that certain detrimental tax events have occurred (as specified in the 6.375% Securities Indenture and the 5.625% Securities Indenture, as applicable) as a result of a change in, or amendment to, the laws of the United Kingdom or any UK political subdivision or authority thereof or therein that has the power to tax (a "taxing jurisdiction"), including any treaty to which the relevant taxing jurisdiction is a party, or a change in an official application or interpretation of those laws or regulations on or after the Issue date, including a decision of any court or tribunal that becomes effective on or after the Issue Date.
A "Regulatory Event" shall be deemed to have occurred if the Company determines, at any time after the Issue Date, there is a change in the regulatory classification of the Securities that results or will result in either (i) their exclusion in whole from the HSBC Group's regulatory capital; or (ii) reclassification in whole as a form of the HSBC Group's regulatory capital that is lower than additional Tier 1 capital.

Agreement with Respect to the Exercise of UK Bail-in Power
By its acquisition of the Securities, each securityholder (including each beneficial owner) will acknowledge, agree to be bound by and consent to the exercise of any UK bail-in power by the relevant UK resolution authority that may result in (i) the reduction or cancellation of all, or a portion, of the principal amount of, or interest on, the Securities and/or (ii) the conversion of all, or a portion, of the principal amount of, or interest on, the Securities into shares or other securities or other obligations of the Company or another person, including by means of an amendment or modification to the terms of the 6.375% Securities Indenture or 5.625% Securities Indenture, as applicable, or of the 6.375% Securities or the 5.625% Securities, as applicable, to give effect to the exercise by the relevant UK resolution authority of such UK bail-in power. Each securityholder also will acknowledge and agree that the rights of such securityholder are subject to, and will be varied, if necessary, so as to give effect to, the exercise of any UK bail-in power by the relevant UK resolution authority.
For these purposes, a "UK bail-in power" is any statutory write-down and/or conversion power existing from time to time under any laws, regulations, rules or requirements relating to the resolution of credit institutions, banks, banking companies, investment firms and their parent undertakings incorporated in the United Kingdom in effect and applicable in the United Kingdom to the Company or other members of the HSBC Group, including but not limited to the UK Banking Act 2009, as the same may be amended from time to time (whether pursuant to the UK Financial Services (Banking Reform) Act 2013 or otherwise), and any laws, regulations, rules or requirements which are implemented, adopted or enacted within the context of an EU directive or regulation of the European Parliament and of the Council establishing a framework for the recovery and resolution of credit institutions, banks, banking companies, investment firms and their parent undertakings, pursuant to which obligations of a credit institution, bank, banking company, investment firm, its parent undertaking or any of its affiliates can be cancelled, written down and/or converted into shares or other securities or obligations of the obligor or any other person (and a reference to the "relevant UK resolution authority" is to any authority with the ability to exercise a UK bail-in power).

Transfers after suspension date
On the suspension date (as determined pursuant to the terms of the 6.375% Securities Indenture or the 5.625% Securities Indenture, as applicable, and which will be no later than 38 business days after the delivery of the Company's notice to DTC specifying whether to conduct the Conversion Shares Offer), the Depository Trust Company ("DTC") will block all positions relating to the Securities, which will suspend all clearance and settlement of transactions in the Securities through DTC. As a result, the securityholders will not be able to settle the transfer of any Securities through DTC following the suspension date, and any sale or other transfer of the Securities that a securityholder may have initiated prior to the suspension date that is scheduled to settle after the suspension date will be rejected by DTC and will not be settled through DTC.

Form & Denominations
The Securities will be issued in the form of one or more global securities registered in the name of the nominee for, and deposited with, DTC.
The denominations of the Securities will be US$200,000 and integral multiples of US$1,000 in excess thereof.

Status
The Securities will constitute the Company's direct, unsecured and subordinated obligations, ranking equally without any preference among themselves. The Securities will be subordinated to the claims of Senior Creditors.
"Senior Creditors" means the Company's creditors (i) who are unsubordinated creditors; (ii) whose claims are, or are expressed to be, subordinated to the claims of the Company's unsubordinated creditors but not further or otherwise; or (iii) whose claims are, or are expressed to be, junior to the claims of the Company's other creditors, whether subordinated or unsubordinated, other than those whose claims rank, or are expressed to rank, pari passu with, or junior to, the claims of the securityholders in a winding-up occurring prior to a Capital Adequacy Trigger Event. For the avoidance of doubt, holders of any of the Company's existing or future Tier 2 capital instruments will be Senior Creditors. For the avoidance of doubt, as of the issue date, the 6.375% Securities and the 5.625% Securities will rank pari passu with one another.

Listing	Application has been made to The Irish Stock Exchange plc for the Securities to be admitted to the Official List and to trading on Global Exchange Market.

Waiver granted by the SEHK and specific mandate for the issuance of the Securities
The Company announced on 24 March 2014 that it had applied for, and the SEHK had granted, a waiver from strict compliance with the requirements of Rule 13.36(1) of the Hong Kong Listing Rules pursuant to which the Company was permitted to seek (and, if approved, utilise) an authority (the "Mandate") to issue contingent convertible securities ("CCSs") (and to allot Ordinary Shares into which they may be converted or exchanged) in excess of the limit of the general mandate of 20 per cent of the Company's issued share capital.
At the 2014 annual general meeting of the Company, the shareholders of the Company approved the Mandate allowing the Company to allot Ordinary Shares or rights to subscribe for Ordinary Shares to persons other than existing shareholders in connection with the issue of CCSs up to an aggregate nominal amount of US$2,250,000,000, equivalent to approximately 24 per cent of the Company's issued ordinary share capital as of the date of this announcement. Such Mandate is effective until the Company's annual general meeting in 2015 or the close of business on 30 June 2015, whichever is the earlier, and is in addition to any general mandate granted by the shareholders at any annual general meeting of the Company to allot Ordinary Shares up to 20 per cent of the total issued ordinary share capital of the Company as at the date of such meeting. The Company expects to seek similar authorities on an annual basis. For further details, please refer to the notice of the 2014 annual general meeting of the Company dated 24 March 2014 and the announcement of the Company dated 23 May 2014 disclosing the poll results of such meeting.
Accordingly, the issuance of the Securities is not subject to approval by the shareholders of the Company.
Application for listing
If a Capital Adequacy Trigger Event occurs, and Ordinary Shares are issued pursuant to the conversion of the Securities, application will be made by the Company to the UK Listing Authority and to the London Stock Exchange for the Ordinary Shares to be admitted to the Official List and to trading respectively, to the SEHK for the listing of, and permission to deal in, the Ordinary Shares, and to the New York, Paris and Bermuda stock exchanges for listing of the Ordinary Shares.
Reasons for the issuance of the Securities and use of proceeds
The Company intends to use the net proceeds from the sale of the Securities for general corporate purposes and to further strengthen the Company's capital base pursuant to requirements under CRD IV.
The aggregate gross proceeds from the issuance of the 6.375% Securities are expected to be US$2,250,000,000. The net proceeds from the issuance of the 6.375% Securities, after the deduction of the commission to the 6.375% Securities Managers, are expected to be US$2,227,500,000.
The aggregate gross proceeds from the issuance of the 5.625% Securities are expected to be US$1,500,000,000. The net proceeds from the issuance of the 5.625% Securities, after the deduction of the commission to the 5.625% Securities Managers, are expected to be US$1,485,000,000.
Fund raising activities in the past twelve months
The Company has not carried out any issue of equity securities (save and except the issue of Ordinary Shares by the Company pursuant to the Scrip Dividend Scheme and the Issuances of Ordinary Shares to Employees) during the 12 months immediately preceding the date of this announcement. For these purposes, "Scrip Dividend Scheme" means the scrip alternative scheme of the Company for shareholders of the Company to elect to receive dividends wholly or partly in the form of new fully-paid Ordinary Shares instead of in cash, and "Issuances of Ordinary Shares to Employees" means the issuances by the Company of Ordinary Shares to certain of its directors and employees pursuant to or in connection with the grant of share awards, share option schemes, or share saving schemes of the Company.
Effects on shareholding structure of the Company
In the event the Capital Adequacy Trigger Event occurs and assuming full conversion of the Securities at their respective initial conversion prices takes place, the Securities will be convertible into approximately 860,925,023 Ordinary Shares, representing approximately 4.50 per cent of the issued share capital of the Company as at the date of this announcement and approximately 4.30 per cent of the issued share capital of the Company as enlarged by the issue of such Conversion Shares. The Conversion Shares issued following an Automatic Conversion will in all respects rank pari passu with the fully paid Ordinary Shares in issue on the Conversion Date, except in any such case for any right excluded by mandatory provisions of applicable law, and except that the Conversion Shares so issued will not rank for (or, as the case may be, the relevant securityholder will not be entitled to receive) any rights, distributions or payments, the entitlement to which falls prior to the Conversion Date.
The following table summarises the potential effects on the shareholding structure of the Company as a result of the issuance of the Securities (by reference to the information on shareholdings as at 11 September 2014 (being the latest practicable date prior to the release of this announcement) and assuming full conversion of the Securities):

	As at 11 September 2014		Assuming the Securities are fully converted into Ordinary Shares at the respective initial conversion prices
Name of Shareholders	Number of Ordinary Shares	% of total issued Ordinary Shares	Number of Ordinary Shares	% of the enlarged issued Ordinary Shares

JPMorgan Chase & Co. Note 1	1,289,094,933	6.73%	1,289,094,933	6.44%
BlackRock, Inc. Note 2	1,110,172,768	5.80%	1,110,172,768	5.55%

Subscribers of the Securities	0	0%	860,925,023	4.30%
Other public Shareholders	16,752,241,737	87.47%	16,752,241,737	83.71%
Total Issued Ordinary Shares	19,151,509,438	100.00%	20,012,434,461	100.00%
Note:
1. Based on a disclosure of interest filing made by JPMorgan Chase & Co. on 28 August 2014, as per the long position as at 26 August 2014.
2. Based on a disclosure of interest filing made by BlackRock, Inc. on 8 January 2013 as per the long position as at 3 January 2013.

For and on behalf of
HSBC Holdings plc
B J S Mathews
Group Company Secretary

Enquiries

Investor enquiries to:
Nick Turnor Head of Debt Investor Relations	+44 (0) 20 7992 5501	nick.turnor@hsbc.com
Media enquiries to:
Brendan McNamara	+44 (0) 7920 252 427	brendan.mcnamara@hsbc.com
Disclaimers

This announcement does not constitute an offer of any securities for sale. No action has been taken in any jurisdiction to permit a public offering of the Securities where such action is required other than in the United States. The offer and sale of the Securities may be restricted by law in certain jurisdictions.

The Securities mentioned in this announcement are not intended to be sold and should not be sold to "retail clients" (as defined in MiFID and/or in the United Kingdom Financial Conduct Authority's Conduct of Business Sourcebook ("COBS"), in each case, as amended from time to time) other than where the limited exemptions permitted by COBS 4.14.2 apply. By making or accepting an offer to purchase any securities from the Company or Securities Manager, each prospective investor represents, warrants, and undertakes to the Company and each of the relevant Securities Managers that (a) it is not a retail client (as described above) other than a retail client falling within the exceptions in section 4.14.2 of COBS; and (b) it will not sell or offer the Securities to retail clients (as described above) or do anything (including the distribution of this document) that would or might (i) result in the buying of the Securities or the holding of a beneficial interest in the Securities by a retail client, in each case other than as permitted by COBS; or (ii) result in a breach by the Company, the Securities Managers or any other person of COBS. References to COBS in this paragraph shall be deemed to include the amendments to COBS as contemplated by the Temporary Marketing Restriction (Contingent Convertible Securities) Instrument 2014 as if such instrument, which will come into force on 1 October 2014, was currently in force.

The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe any sucah restrictions.

Notes to editors:

HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from over 6,200 offices in 74 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of USD 2,754bn at 30 June 2014, the HSBC Group is one of the world's largest banking and financial services organisations.

The Board of Directors of HSBC Holdings plc as at the date of this announcement is:
Douglas Flint, Stuart Gulliver, Kathleen Casey†, Safra Catz†, Laura Cha†, Sir Jonathan Evans†, Joachim Faber†, Rona Fairhead†, Sam Laidlaw†, John Lipsky†, Rachel Lomax†, Iain Mackay, Heidi Miller†, Marc Moses, Sir Simon Robertson† and Jonathan Symonds†.

† Independent non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                        Date: 15 September 2014